Ferish Patel T: +65 6962 7510 fpatel@cooley.com	VIA EDGAR

September 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor Dorrie Yale Nudrat Salik Brian Cascio

Re:	Opthea Limited Draft Registration Statement on Form F-1 Submitted July 17, 2020 CIK No. 0001815620

Ladies and Gentlemen:

On behalf of Opthea Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 13, 2020 with respect to the Company’s Draft Registration Statement on Form F-1, confidentially submitted on July 17, 2020. The Company is concurrently confidentially submitting a revised Draft Registration Statement on Form F-1, which includes changes made in response to certain of the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Draft Registration Statement.

COVER PAGE

1.

We note your disclosure that the last reported sale price of your ordinary shares on the Australian Securities Exchange was A$                 per ordinary share and that the final offering price will be determined through negotiations with the underwriters and will take into account market conditions and other factors. However, your statements on page 187 indicate that your underwriters propose to offer the shares at the price set forth on the cover page. Please revise your cover page to provide a bona fide range for the ADSs, or alternatively, you may use the most recent home market trading price, converted to US dollars at the most recent exchange rate, if the U.S. IPO price will be substantially similar to the home market trading price.

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

September 2, 2020

Page Two

The Company respectfully advises the Staff that while the Company believes that market conditions and the other factors set forth on the cover page and page 198 of the Amended Draft Registration Statement may affect the final offering price per ADS, it will opt to disclose the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, on the basis that the final offering price per ADS is expected to be substantially similar to the home market trading price per ordinary share, after adjusting for any ADS-to-ordinary share ratio.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 198 of the Amended Draft Registration Statement to clarify its expectations. The Company also respectfully notes that the reference to the initial public offering price set forth on the cover page of the prospectus is to the final public offering price per ADS following pricing of the offering.

2.	Please revise your third paragraph to disclose that there is currently no established public trading market in the U.S. for the offered securities.

The Company respectfully advises the Staff that it has revised the third paragraph of the cover page of the Amended Draft Registration Statement.

PROSPECTUS SUMMARY

Overview, page 1

3.

Please revise to limit the discussion of clinical trial results in your prospectus summary to the endpoints of the trial and whether they were met. Also balance your disclosure by adding a discussion of serious adverse events, which you discuss in the Business section, and that you do not have any data for OPT-302 for longer than 24 weeks.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 2, 82 and 98 of the Amended Draft Registration Statement.

4.

We note your statement that there is a significant and expanding market opportunity in wet AMD. Please quantify the current market size. It is not clear from the disclosure whether the current market size is equal to the worldwide sales of ranibizumab and aflibercept or some other figure.

The Company respectfully advises the Staff that the current market size for wet AMD it is not readily quantifiable. The Company respectfully notes that while worldwide sales of ranibizumab and aflibercept constitute a large portion of the current market size, other factors set forth on pages 1, 2, 98 and 107 of the Amended Draft Registration Statement also contribute to the total market size and opportunity, including that nearly half of wet AMD patients are treated with bevacizumab off-label and that the overall aging of the population is expected to lead to an overall increase in wet AMD cases. The total sales of bevacizumab relating to off-label treatment of neovascular diseases, including wet AMD, are not readily available and difficult to distinguish from sales relating to oncology treatments. As a result, while the Company believes the total market opportunity to be greater than that captured by worldwide sales of ranibizumab and aflibercept, it is not feasible to provide an estimate at this time. The Company advises the Staff that it has revised the disclosure on pages 2, 98 and 107 of the Amended Draft Registration Statement to clarify the current market opportunity and its relation to the worldwide sales of ranibizumab and aflibercept.

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

September 2, 2020

Page Three

5.	The pipeline tables on pages 3 and 97 appears to present two separate programs for Wet AMD. Please remove the second arrow, otherwise revise to clarify, or advise.

The Company respectfully advises the Staff that it has revised the pipeline tables on pages 4 and 101 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 5

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

RISK FACTORS

We have received tax incentives under the Research and Development Tax Incentive scheme in Australia..., page 35

7.	Revise to quantify the amount of cash incentives at issue.

The Company respectfully advises the Staff that it has revised the disclosure on page 36 of the Amended Draft Registration Statement.

As a foreign private issuer, we are permitted to adopt certain home country practices..., page 66

8.

We note your disclosure on page 66 and throughout the prospectus that you intend to follow home country corporate governance practices. Please revise to provide a concise summary of all material differences between corporate governance practices in Australia and required by Nasdaq for domestic companies.

The Company respectfully advises the Staff that it has revised the disclosure on page 157 of the Amended Draft Registration Statement.

USE OF PROCEEDS, page 72

9.

Please revise to identify the stage of development you expect to achieve for your product candidate in the wet AMD indication with the proceeds of the offering. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

The Company respectfully advises the Staff that it has revised the disclosure on pages 74 and 75 of the Amended Draft Registration Statement. The Company further advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds, together with existing cash and cash equivalents, will be sufficient for all of the proposed purposes set forth on pages 74 and 75 of the Amended Draft Registration Statement and that material amounts of other funds will not be necessary to accomplish the specified purposes.

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

September 2, 2020

Page Four

10.

To the extent that a material amount of proceeds remain after the allocation to OPT-302 for wet AMD, please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified in the second bullet point.

The Company respectfully advises the Staff that following the determination of the anticipated size of the offering, if a material amount of proceeds remain after the allocation to OPT-302 for wet AMD, the Company will revise the disclosure to include the estimated amount of proceeds it plans to allocate for the uses identified in the last bullet point.

BUSINESS

Phase 1/2a Clinical Trial Results in Wet AMD, page 103

11.

We refer to the comparison in the second full paragraph on page 104 of your Phase 1/2a data to historical results from the pivotal Phase 3 ranibizumab monotherapy trial. Please remove this comparison as it is not based on a head-to-head study. We note that your discussion of your Phase 2b results includes a comparison of the results from the 2.0 mg OPT-302 combination therapy group with those from the ranibizumab monotherapy group.

The Company respectfully advises the Staff that it has revised the disclosure on page 108 of the Amended Draft Registration Statement.

Phase 2b Clinical Trial Results in Wet AMD, page 105

12.

Please provide a textual discussion of the statistical analysis performed on the data presented on pages 107-114. Also add an explanation of how statistical significance relates to the approval process of the FDA and other regulators.

The Company respectfully advises the Staff that the data presented on pages 111 to 118 of the Amended Draft Registration Statement were derived from secondary endpoint and exploratory analyses that were not powered for statistical significance, as the nominal p-values derived from these analyses were not adjusted for multiplicity due to multiple subgroup and secondary outcome comparisons and cannot be compared to the benchmark p-value of 0.05 to determine statistical significance. These analyses were conducted for descriptive purposes only in accordance with the overall statistical analysis plan for the Phase 2b clinical trial. As a result, the Company believes that presentation of statistical results from these analyses in the Amended Draft Registration Statement may be misleading to investors. The Company respectfully advises the Staff that it has also revised the disclosure on pages 112 and 115 of the Amended Draft Registration Statement to clarify that these analyses were not powered for statistical significance.

The Company further advises the Staff that it has revised the disclosure on page 110 of the Amended Draft Registration Statement to explain how statistical significance relates to the approval process of the FDA and other regulators.

13.	Please revise the first sentence of the penultimate paragraph on page 113 to explain the significance of these observations.

The Company respectfully advises the Staff that it has revised the disclosure on pages 118 and 119 of the Amended Draft Registration Statement.

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

September 2, 2020

Page Five

Phase 2a Clinical Trial of OPT-302 in DME, page 118

14.

We refer to your statement on page 122 that you have extensive dosing experience demonstrating a “favorable safety profile.” Safety determinations are within the authority of the FDA and comparable regulatory authorities, and such statements are not appropriate. Please revise to remove this statement.

The Company respectfully advises the Staff that it has revised the disclosure on page 131 of the Amended Draft Registration Statement.

Board of Directors, page 144

15.	Please clarify the paragraph on page 144 to explain, if true, that retiring directors are eligible for re-election.

The Company respectfully advises the Staff that it has revised the disclosure on page 154 of the Amended Draft Registration Statement.

MANAGEMENT

Employment Agreements with Senior Management, page 150

16.	Please file your employment agreements with each of your executive officers as exhibits to the registration statement. See Instruction 4 to Exhibits on Form 20-F.

The Company respectfully advises the Staff that it has included the employment agreements with each of its executive officers as exhibits to the Amended Draft Registration Statement.

PRINCIPAL SHAREHOLDERS, page 155

17.	Please identify the natural persons who are the beneficial owners of the shares held by the 5% or greater shareholders identified in your table.

The Company respectfully advises the Staff that it has revised the disclosure on page 165 of the Amended Draft Registration Statement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Governing Law/Waiver of Jury Trial, page 173

18.

We note your disclosure regarding the waiver of jury trial provision on page 173. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions. Also disclose whether this provision would apply if the ADS holder were to withdraw the ordinary shares.

The Company respectfully advises the Staff that it has revised the disclosure on pages 66 and 67 of the Amended Draft Registration Statement.

*            *              *

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com

September 2, 2020

Page Six

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at +65 6962 7510 or Div Gupta at with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Ferish Patel
Ferish Patel

cc:	Megan Baldwin, Ph.D., Opthea Limited

Mike Tonroe, Opthea Limited

Divakar Gupta, Cooley LLP

Brent Siler, Cooley LLP

John McKenna, Cooley LLP

Milson Yu, Cooley LLP

Edwin O’Connor, Goodwin & Procter LLP

Seo Salimi, Goodwin & Procter LLP

10 Collyer Quay    Level 37    Ocean Financial Centre    Singapore,    049315

t: +65 6962 7500    f: +65 6962 7501    cooley.com